Exhibit 99(b)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-07466, 333-10338, 333-10624, 333-12878 and 333-51434-1 and Form F-3 Nos. 333-06896, 333-08246, 333-13556 and 333-8926) of The News Corporation Limited and subsidiaries of our report dated August 14, 2002, except for Note 20, as to which the date is August 21, 2002, with respect to the consolidated financial statements of Fox Entertainment Group, Inc. included in the Annual Report (Form 20-F) for the year ended June 30, 2002.

/S/ ERNST & YOUNG
Ernst & Young

Los Angeles, California

May 13, 2003